UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities and Exchange Act of 1934

July 19, 2017

Commission File Number: 333 -  217939

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. to its shareholders as of July 19, 2017.

EXHIBIT INDEX

Exhibit	Description
Exhibit 1.	Press Release entitled “Proposed Acquisition of Reynolds American Inc. approved by BAT shareholders” dated July 19, 2017.

Exhibit 2.	Resolution of British American Tobacco p.l.c. entitled “Approval of the Proposed Acquisition and allotment of shares” dated July 19, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ John Benedict Stevens
	Name:	John Benedict Stevens
	Title:	Executive Director

Date:  July 19, 2017